SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S STATEMENT ON UK COMPETITION COMMISSION TIMETABLE EXTENSION

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (26th June) noted that the UK Competition Commission has extended the timetable for its investigation into Ryanair's 6 ½ year old minority shareholding in Aer Lingus from 11th July to 5th September, an extension of 8 weeks.

Ryanair believes this extension has been caused by the UKCC's realisation that it has no case and has produced no evidence of any influence or lessening of competition arising from Ryanair's 6 ½ year old minority stake. Indeed the UKCC is bound by a legal duty of sincere cooperation to respect the European Commission's recent (Feb 2013) ruling that competition has intensified between Ryanair and Aer Lingus over the past 6 ½ years.

As the UKCC's provisional thinking makes clear, its case now depends on three invented and factually inaccurate concerns which have been disproven by the past 6 ½ years of evidence as follows:

A.   The UKCC believes that Ryanair "might" block an Aer Lingus rights issue, despite the written evidence it has received that Ryanair has repeatedly assured Aer Lingus that it will support any rights issue in order to prevent dilution.

B.    The UKCC believes that Ryanair "might" block the sale of Heathrow slots, despite the fact that Ryanair recently (April 2013) supported the proposed sale by Aer Lingus of a pair of Heathrow slots to BA.  However, this CC concern is obviously spurious given that the sale of Heathrow slots would reduce competition on the Dublin-London route and therefore the theoretical blocking of any such slot sale would promote, rather than lessen competition.

C.   The UK CC believes that Ryanair "might" prevent Aer Lingus taking over another airline or another EU airline taking over Aer Lingus.  Again this concern is refuted by the evidence of Ryanair's repeated statements (Sept
       2011 and May 2012) that Ryanair would consider any proposal by another airline to acquire Aer Lingus and/or to acquire Ryanair's shareholding, despite the fact that Ryanair has received no such approaches from any other
       EU airline.

Ryanair's Robin Kiely said;

"It's clear that the UKCC's case is falling apart.  It has been forced to accept the EU's finding that competition between Ryanair and Aer Lingus has intensified over the last 6 ½ years to the benefit of consumers, yet it has failed to explain why it's investigating a 6 ½ year old failed offer for Aer Lingus in circumstances where Aer Lingus accounts for less than 1% of UK air traffic and affects very few, if any, UK consumers.

The fact that the UKCC is now desperately inventing bogus concerns which past and current evidence shows just how threadbare and weak the UKCC's case is.  This was clearly a politically motivated reference by the UK's OFT, at the same time as they were ignoring BA's acquisition of British Midland, and Iberia's acquisition of Vueling. Given that neither the Irish nor the European Competition Authorities had any difficulty with Ryanair's 6½ year old minority stake, the UKCC should explain why they are wasting UK taxpayers' time or resources investigating a 6 ½ year old failed merger between two Irish airlines which the European Commission has recently blocked on the basis that competition has "intensified" between the airlines.

Ryanair believes that this extension is a ruse by the UKCC to try to invent new concerns or strengthen its threadbare case against Ryanair's 6 ½ year old minority stake under which Ryanair clearly has had no material influence over Aer Lingus and which has not led to a "lessening" but rather an "intensification" of competition between Ryanair and Aer Lingus.

Ryanair believes that the UKCC's provisional findings contained more jokes than a Monty Python script.  Yesterday's announcement of this extension, merely confirms this fact, which is why the UKCC needs more time to try to invent bogus concerns or strengthen its threadbare case so that it doesn't have to suffer the indignity of reversing its provisional thinking or ultimately losing on appeal before the UK and European courts."

Ends

For further information
please contact:
Robin Kiely                            Joe Carmody
                                                Ryanair Ltd                            Edelman Ireland
                                               Tel: +353-1-8121212           Tel: +353-1-6789 333
                                               press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary